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                                                             Exhibit (a)(5)(iii)

                              FOR IMMEDIATE RELEASE

MERCURY DEMANDS CPI TERMINATE
ABUSIVE OWNERSHIP LIMITATIONS

GREENWICH, CT, SEPTEMBER 23, 2004 -- Mercury Special Situations Fund LP, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, issued this press release today to CAPITAL PROPERTIES, INC'S. (AMEX: CPI) Board of Directors.

                       MERCURY SPECIAL SITUATIONS FUND LP
                              100 FIELD POINT ROAD
                               GREENWICH, CT 06830

                                                              September 23, 2004

Capital Properties, Inc.
100 Dexter Road
East Providence, RI 02914

Attn: Mr. Harold J. Harris
      Mr. Harris N. Rosen
      Mr. Henry S. Woodbridge

Gentlemen:

We are in receipt of your letter dated August 26, 2004 and are very pleased that you responded to our letter publicly, as the issues being discussed are of critical importance to the future of Capital Properties, Inc. ("CPI" or the "Company") and the quality of its corporate governance. To paraphrase an apt saying, "sunshine is the best disinfectant." Obviously, we were pleased to see that the American Stock Exchange rejected, as we urged, your ill-conceived July 7, 2004 proposal to maintain shareholder ownership limitations in the absence of a REIT election: a proposal that was so offensive to minority shareholders. Unfortunately, however, your August 26th letter is non-responsive to our stated concerns as minority shareholders.

While you state that you represent all shareholders of Capital Properties, Inc., your actions contradict your words. Having completed over $20 billion of REIT transactions in the last 15 years, we understand very clearly that REIT conversion would require the concurrence of Mr. and Mrs. Eder, as would most, IF NOT ALL, corporate actions. We also understand very clearly the requirements for REIT qualification. In fact, your confused logic actually supports our position that with no real possibility of qualifying for REIT status "until 2010" at the earliest, as you state, and only then based on certain significant assumptions, as stated in CPI's Form 10-Q dated August 12, 2004, what possible justification do you have to maintain these pernicious shareholder ownership limitations for another six long years? Minority shareholders have already been disadvantaged needlessly with that provision since 2001.

You further officiously state in your letter "[t]he 2001 Amendment was prepared and approved by the holders of a majority of the Company's capital stock in order to permit the Company to convert to a REIT in a manner which would permit Mr. and Mrs. Eder to retain control." While this may be technically
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correct, a less misleading version of that sentence should read: "[t]he 2001
Amendment was prepared and approved by Mr. and Mrs. Eder in order to permit the Company to convert to a REIT in a manner which would permit Mr. and Mrs. Eder to retain control." While Mr. and Mrs. Eder had the opportunity to vote on that Amendment, no other CPI shareholder did.

We restate our position as set forth in our original letter, a position validated by the American Stock Exchange ruling: As you have stated over and over to your shareholders other than Mr. and Mrs. Eder, either elect REIT status by March 31, 2005 or let automatically lapse the odious shareholder ownership limitations currently in place. The Eders may own 52.3% of the Company's common stock, but the last time we checked, CPI was still a public company with a Board of Directors with a fiduciary duty to all shareholders. If the Eders wish not to worry about losing control, they should tender for the remaining 47.7% of the common stock in the Company at its fair value. At that point, they could do as they choose and not have to worry about or be fair to pesky minority shareholders like us. Likewise, if they choose to reduce their ownership, they should do so in a fashion that doesn't penalize all other shareholders with the onerous and unprecedented shareholder ownership limit.

We look forward with great interest to the results of your exercise of your "fiduciary duty" at the upcoming Board of Directors meeting in October. We also happily offer to meet with the Board or the Independent Directors and present the perspective of minority shareholders, a perspective that clearly has been missing in prior deliberations. Letting the shareholder ownership limitations lapse will increase shareholder value for all shareholders. Forbidding existing or potential new shareholders (other than the Eders) the possibility of owning more than 5% of CPI's shares benefits the Eders, but it certainly does not benefit any other CPI shareholder. It creates a demonstrably chilling effect that is the functional equivalent of saying "shareholders are not welcome."

Sincerely,

David R. Jarvis                                 Malcolm F. MacLean IV
General Partner                                 General Partner